                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934


                        Larizza Industries, Inc.
                            (Name of Issuer)

                       Common Stock, no par value
                     (Title of Class of Securities)

                              517235 10 7
                             (CUSIP Number)



                          Elizabeth R. Philipp
                     Executive Vice President - Law
                     Collins & Aikman Products Co.
                           210 Madison Avenue
                           New York, NY 10016

                              212 578-1336
        (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                           September 26, 1995
        (Date of Event which Requires filing of this Statement)



               If the filing  person has  previously filed  a statement  on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

               Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)




                         Index of Exhibits appears on Page 8


                                       Page 1

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          _________________________________________________________________
          CUSIP NO. 517235 10 7    13D                             Page 2
          _________________________________________________________________

          (1)  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               COLLINS & AIKMAN PRODUCTS CO.
               13-0588710
          _________________________________________________________________
          (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
               INSTRUCTIONS)    (A)  [ ]
                                (B)  [ ]
          _________________________________________________________________
          (3)  SEC USE ONLY

          _________________________________________________________________
          (4)  SOURCE OF FUNDS  (SEE INSTRUCTIONS)

               BK
          _________________________________________________________________
          (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                          [ ]
          _________________________________________________________________
          (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
          _________________________________________________________________
                                    :  (7)   SOLE VOTING POWER
                                    :
                                    :            7,910,906
               NUMBER OF SHARES     :  (8)   SHARED VOTING POWER
               BENEFICIALLY OWNED   :
               BY EACH REPORTING    :
               PERSON WITH          :  (9)   SOLE DISPOSITIVE POWER
                                    :
                                    :            7,910,906
                                    : (10)   SHARED DISPOSITIVE POWER
                                    :
          _________________________________________________________________
          (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    7,910,906
          (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                          [ ]
          _________________________________________________________________

          (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      35.8%
          (14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO
          _________________________________________________________________

          _________________________________________________________________
          CUSIP NO. 517235 10 7    13D                             Page 3
          _________________________________________________________________


          Item 1.  Security and Issuer.

               The title of the class of equity securities to which this Statement relates is Common Stock, no par value ("Common Stock"), of Larizza Industries, Inc., an Ohio corporation (the "Company"). The address of the Company's principal executive offices is 201 West Big Beaver Road, Suite 1040, Troy, Michigan 48084.

          Item 2.  Identity and Background.

               This Statement is being filed by Collins & Aikman Products Co., a Delaware corporation (the "Reporting Person"). The principal businesses of the Reporting Person are the supply of automotive interior trim products, residential upholstery fabrics, commercial carpet and residential wallpaper. The address of the Reporting Person's principal businesses and principal office is 701 McCullough Drive, Charlotte, North Carolina 28262.

               Schedule I hereto, which is incorporated herein by this reference, sets forth (i) the name, the state of organization, the principal business and the address of the principal business and the principal office of each corporation, general partnership or limited partnership that may be deemed to control the Reporting Person and (ii) the name, the business address, the present principal occupation or employment (and the name, principal business, and address of any corporation or other organization in which such employment is conducted), and the citizenship of (a) each executive officer and director of the Reporting Person and any person that may be deemed to control the Reporting Person that is a corporation and (b) each general partner of any such controlling person that is a partnership.

               Neither the Reporting Person nor to its knowledge any of the persons identified in Schedule I hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          Item 3.  Source and Amount of Funds or Other Consideration.

               The amount of funds to be used to acquire the shares of Common Stock pursuant to the Merger Agreement (as defined in response to Item 4) is approximately $144 million. In addition, approximately $30 million will be required to prepay existing indebtedness of the Company. The Reporting Person expects to borrow from banks the funds for such purposes and to pay related fees and expenses. The

          _________________________________________________________________
          CUSIP NO. 517235 10 7    13D                             Page 4
          _________________________________________________________________


          Reporting Person has received a commitment letter dated September 15, 1995 from Chemical Bank (the "Commitment Letter") pursuant to which Chemical Bank has committed, subject to the terms and conditions set forth in the Commitment Letter, to provide a seven-year senior secured term loan of up to $200 million for the acquisition and related fees and expenses.

               The foregoing response to this Item 3 is qualified in its entirety by reference to the Commitment Letter, a copy of which is filed as Exhibit 3 hereto and incorporated herein by reference.

          Item 4.  Purpose of Transaction.

               This statement is being filed to report that the Reporting Person, LRI Acquisition Corp., a wholly-owned subsidiary of the Reporting Person ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger, dated September 26, 1995 (the "Merger Agreement") pursuant to which, on the terms and subject to the conditions of the Merger Agreement (including the approval of the Company's shareholders), Merger Sub will be merged into the Company (the "Merger"). At the effective time of the Merger, the Company's outstanding Common Stock will be converted into the right to receive $6.50 per share in cash. Subject to the fiduciary duties of the Company's Board of Directors, the Merger Agreement generally requires the Company's Board of Directors to recommend approval of the Merger Agreement by the Company's shareholders, prohibits the Company from soliciting other business combination transactions and requires the Company to pay the Reporting Person up to $6,000,000 if the Merger Agreement is terminated in connection with specified business combination transactions. At the effective time of the Merger, the Company's Articles of Incorporation and Code of Regulations will be amended and restated and the officers and directors of Merger Sub will become the officers and directors of the Company. It is also expected that at the effective time of the Merger, the Common Stock will be delisted from the American Stock Exchange, the registration of the Common Stock under the Securities Exchange Act of 1934 will be terminated and the Company's lenders under its existing financing facilities will be repaid.

               In consideration of the Reporting Person and Merger Sub entering into the Merger Agreement, Ronald T. Larizza (the
          Chairman of the Board of Directors and the Chief Executive Officer of the Company) individually and as trustee under a Trust Agreement dated July 20, 1989 (the "Revocable Trust"), entered into a Stock Agreement, dated as of September 26, 1995, with the Reporting Person (the "Option"). Subject to the terms and conditions of the Option, Mr. Larizza granted the Reporting Person the right to purchase, at $6.50 per share, the Common Stock he owns individually and as trustee of the Revocable Trust until February 29, 1996 or such other date upon which the parties agree. The Reporting Person

          _________________________________________________________________
          CUSIP NO. 517235 10 7    13D                             Page 5
          _________________________________________________________________


          must give Mr. Larizza between two business days and 60 calendar days notice of the exercise of the option. Pursuant to the Option, Mr. Larizza has agreed to vote all of the Common Stock owned by him or the Revocable Trust and all of the Common Stock he has the power to vote under the Amended and Restated Voting Trust Agreement dated as of May 4, 1994, as amended (the "Voting Trust") in favor of the Merger Agreement and the Merger at a meeting of shareholders of the Company called to consider and vote upon the Merger. Pursuant to the Option, Mr. Larizza has also agreed, among other things, not to, except pursuant to the Option or the Merger Agreement, (a) sell, pledge or otherwise dispose of any shares of Common Stock owned by him or the Revocable Trust or (b) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of shares of Common Stock or any interest therein. To the knowledge of the Reporting Person, pursuant to the terms of the Voting Trust, Mr. Larizza's consent is required for any sale, transfer, pledge or other disposition of any Common Stock subject to the Voting Trust.

               The Reporting Person's  principal purpose  in entering  into the Merger Agreement is to acquire the Company. The Reporting Person believes that the Merger is in the best interests of it and its stockholders. The Reporting Person's principal purpose in entering into the Option is to enhance the likelihood of the Merger being consummated. Following the Merger or, if earlier, the exercise of the Option, the Reporting Person intends to seek to change the composition of the Company's Board of Directors and thereby control the Company and to seek to cause one or more of the executive officers of the Company to be replaced.

               Other than as described above (including, without limitation, in connection with the Merger Agreement and the Option), neither the Reporting Person nor to its knowledge any of the persons identified on Schedule I hereto has any current plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board,
          (v) any material change in the Company's present capitalization or dividend policy, (vi) any other material change in the Company's business or corporate structure, (vii) any changes in the Company's Articles of Incorporation or Code of Regulations or other actions which may impede the acquisition of control of the Company by any person, (viii) causing Common Stock to be delisted from the American Stock Exchange, (ix) causing any of the Company's equity securities to become eligible for

          _________________________________________________________________
          CUSIP NO. 517235 10 7    13D                             Page 6
          _________________________________________________________________


          termination of registration under the Securities Exchange Act of 1934, as amended, (except to the extent such equity securities are already eligible for termination of registration), or (x) any action similar to those listed above. The Reporting Person reserves the right to determine in the future to take or cause to be taken one or more of the foregoing actions.

               The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement and the Option, copies of which are filed as Exhibits 1 and 2 hereto and incorporated herein by reference.

          Item 5.  Interest in Securities of the Issuer.

               Based on information from the Company there were 22,088,107 shares of Common Stock outstanding on September 26, 1995. In accordance with Rule 13d-3(d), the Reporting Person may be deemed to have beneficial ownership of 7,910,906 shares of Common Stock outstanding (or 35.8% of the total shares of Common Stock outstanding) because the Reporting Person has the right to acquire such shares within sixty days pursuant to the Option, subject to the terms and conditions of the Option. In accordance with Rule 13d-4, the Reporting Person expressly disclaims beneficial ownership of such shares. To its knowledge, none of the persons identified on Schedule I hereto beneficially owns any shares of Common Stock.

               The Reporting Person may be deemed to have sole voting power and sole dispositive power with respect to 7,910,906 shares of Common Stock because it has the right to acquire such shares within 60 days pursuant to the Option, subject to the terms and conditions of the Option. If the Reporting Person acquires such shares, the Reporting Person is required to vote them in favor of the Merger Agreement and the Merger.

               The Reporting Person does not have sole or shared voting or dispositive power with respect to any other shares of Common Stock, although as described in Item 4 the Option contains restrictions on Mr. Larizza with respect to the shares of Common Stock held in the Voting Trust.

               No transactions in the Common Stock have been effected in the past sixty days by the Reporting Person or to its knowledge any of the persons identified on Schedule I hereto.

               The Company has covenanted in the Merger Agreement not to without the prior written consent of the Reporting Person declare or pay any dividend or other distribution with respect to the Common Stock prior to the Merger.

          _________________________________________________________________
          CUSIP NO. 517235 10 7    13D                             Page 7
          _________________________________________________________________


               In addition to the right of the Reporting Person to acquire the 7,910,906 shares of Common Stock pursuant to the Option, only the Revocable Trust, Mr. Ronald T. Larizza and certain pledgees of Common Stock described below (after a default) are known to have (subject to the terms of the Merger Agreement and the Option) the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the 7,910,906 shares of Common Stock reported hereby. Mr. Larizza has informed the Reporting Person that, to secure various personal loans (none of which was obtained to purchase Common Stock), Mr. Larizza, through the Revocable Trust, has pledged the following shares of Common Stock to the person and banks listed opposite such shares below:

               Person or Bank                     Number of shares

               Baybank Middlesex                     1,000,000
               Steven J. Lebowski                      814,027
               National City Bank, Akron               165,000
               Prudential Securities Incorporated      490,500

               The foregoing response to this Item 5 is qualified in its entirety by reference to the Merger Agreement and the Option, copies of which are filed as Exhibits 1 and 2 hereto and incorporated herein by reference.

          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               The responses to Items 3, 4 and 5 are incorporated herein by reference.

          Item 7.  Material to be Filed as Exhibits.

               The exhibits being filed with this Statement are listed on page 8.


                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this Statement is true, complete and correct.

          Date: October 6, 1995

          Thomas E. Hannah
          ______________________
          Signature



          Thomas E. Hannah
          President and Chief Executive Officer
          _____________________________________
          Name/Title

          _________________________________________________________________
          CUSIP NO. 517235 10 7    13D                             Page 8
          _________________________________________________________________



                                    Exhibit Index



          Exhibit        Description

             1 Agreement and Plan of Merger among Collins & Aikman Products Co., LRI Acquisition Corp. and Larizza Industries, Inc., dated September 26, 1995.

             2 Stock Agreement, dated as of September 26, 1995 by and between Collins & Aikman Products Co. and Ronald T. Larizza (individually and as trustee).

             3 Commitment Letter dated September 15, 1995 between Chemical Bank and Collins & Aikman Products Co.

          _________________________________________________________________
          CUSIP NO. 517235 10 7    13D                             Page 9
          _________________________________________________________________

                                        SCHEDULE I

          A.   Collins & Aikman Products Co.

               Each of the persons named below is a citizen of the United States. Except as listed or referred to below, the principal business address of each of the persons listed below is 701 McCullough Drive, Charlotte, N.C. 28262 and the principal business of such person's employer is described under Item 2 above.

                                        Principal Occupation or Employment,
                                        Business Address and Principal
          Name                          Business or Employer

          Directors

          David A. Stockman             See Part C of Schedule I below

          Randall J. Weisenburger       See Part D of Schedule I below

          Thomas E. Hannah              President and Chief Executive Officer

          Executive Officers

          Thomas E. Hannah              President and Chief Executive Officer

          William J. Brucchieri         President,  Imperial Wallcoverings,
                                        Inc.

          John D. Moose                 President,   Automotive   Bodycloth
                                        Division   of   Collins  &   Aikman
                                        Products   Co.,  1803   North  Main
                                        Street, Roxboro, NC 27573

          Harry F. Schoen               President, Mastercraft Division  of
                                        Collins & Aikman Products  Co., 210
                                        Park Road, Spindale, NC 28160

          J. Michael Stepp              Executive Vice  President and Chief
                                        Financial Officer

          Elizabeth R. Philipp          Executive  Vice President,  General
                                        Counsel  &   Secretary,  Collins  &
                                        Aikman  Corporation,  210   Madison
                                        Avenue, New York, NY 10016

               Collins & Aikman Corporation, a Delaware corporation, is a publicly traded holding company that owns all of the outstanding shares of stock of Collins & Aikman Products Co.

               Imperial Wallcoverings, Inc. ("Imperial") is a wholly-owned subsidiary of Collins & Aikman Products Co. whose address is 23645 Mercantile Road, Beachwood, Ohio 44122. Imperial produces wallpaper and related products.

          _________________________________________________________________
          CUSIP NO. 517235 10 7    13D                             Page 10
          _________________________________________________________________

          B.   Collins & Aikman Corporation

               Each of the persons named below is a citizen of the United States. Except as listed or referred to below, the principal business address of each of the persons named below is 701 McCullough Drive, Charlotte, NC 28262 and the principal business of each person's employer is described under Item 2 above.

                                        Principal Occupation or Employment,
                                        Business Address and Principal
          Name                          Business or Employer

          Directors

          David A. Stockman             See Part C of Schedule I below

          Randall J. Weisenburger       See Part D of Schedule I below

          Thomas E. Hannah              See Part A of Schedule I above

          Robert C. Clark               Dean, Harvard  Law School, Griswold
                                        200, Cambridge, MA 02138

          George L. Majoros, Jr.        Director,  Wasserstein  Perella   &
                                        Co., Inc., 31  West 52nd Street, New
                                        York, NY 10019

          James J. Mossman              See Part C of Schedule I below

          Warren B. Rudman              Partner,   Paul,   Weiss,  Rifkind,
                                        Wharton & Garrison (Law Firm), 1615
                                        L  Street,  N.W., Washington,  D.C.
                                        20036-5694

          Stephen A. Schwarzman         See Part C of Schedule I below

          W. Townsend Ziebold, Jr.      See Part D of Schedule I below

          Executive Officers

          Thomas E. Hannah              See Part A of Schule I above

          William J. Brucchieri         See Part A of Schedule I above

          John D. Moose                 See Part A of Schedule I above

          Harry F. Schoen               See Part A of Schedule I above

          J. Michael Stepp              See Part A of Schedule I above

          Elizabeth R. Philipp          See Part A of Schedule I above

               Wasserstein Perella & Co., Inc. ("WP&Co.") is an international investment banking firm whose principal business and principal office address is 31 West 52nd Street, New York, NY 10019. WP&Co. is a Delaware corporation.

          _________________________________________________________________
          CUSIP NO. 517235 10 7    13D                              Page 11
          _________________________________________________________________


          C. Blackstone Capital Partners L.P. and Blackstone Management Associates L.P.

               Blackstone Capital Partners L.P. ("Blackstone Partners") is a Delaware limited partnership with its principal executive offices located at 118 North Bedford, Suite 300, Mount Kisco, NY 10549. Blackstone Partners was formed for the purpose of, among other things, (i) committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments and (ii) capitalizing affiliates which will engage in investment and merchant banking activities. The general partner of Blackstone Partners is Blackstone Management Associates L.P. ("Blackstone Management").

               The general partners of Blackstone Management are listed below. Each of the persons named below is a citizen of the United States of America. The principal business address of each of the Blackstone Management general partners is 345 Park Avenue, New York, NY 10154.

                                        Principal Occupation or Employment,
                                        Business Address and Principal
          Name                          Business or Employer

          General Partners

          Peter G. Peterson
          Stephen A. Schwarzman
          J. Tomilson Hill
          David A. Stockman
          James J. Mossman
          Arthur B. Newman
          Anthony Grillo
          Mark T. Gallogy
          Jonathan E. Colby

               Peter G. Peterson's principal occupation or employment is serving as Chairman of The Blackstone Group L.P. ("TBG"), an investment banking firm based in New York.

               Stephan A. Schwarzman's principal occupation or employment is serving as the President of TBG.

               Messrs. Peterson and Schwarzman also serve as general partners in each of Blackstone Group Holdings L.P. ("BGH") and Blackstone Management. They are also regular members of Blackstone Management Partners LLC ("BMP") and Blackstone Management Associates II LLC ("BMA II").

               All remaining individuals serve as general partners in each of BGH and Blackstone Management; or regular members of BMP and BMA II.

          _________________________________________________________________
          CUSIP NO. 517235 10 7    13D                             Page 12
          ________________________________________________________________


          D. Wasserstein Perella Partners, L.P. and Wasserstein Perella Management Partners, Inc.

               Wasserstein Perella Partners, L.P. ("WP Partners") is a Delaware limited partnership with its principal executive offices located at 31 West 52nd Street, New York, NY 10019. WP Partners was formed for the purpose of participating in merchant banking activities, including committing capital to the organization and consummation of leveraged buyout transactions. The general partner of WP Partners is Wasserstein Perella Management Partners, Inc. ("WP Management"). WP Management is a Delaware corporation with its principal executive offices located at 31 West 52nd Street, New York, NY 10019. The principal business of WP Management is to act as general partner to certain investment partnerships.

               Each of the persons named below is a citizen of the United States of America. For each person whose principal employment is with WP Management, the principal business and address of such person's employer is 31 West 52nd Street, New York, NY 10019.

                                        Principal Occupation or Employment,
                                        Business Address and Principal
          Name                          Business or Employer

          Directors

          Bruce Wasserstein             Chairman of the Board

          Michael J. Biondi             President and Chief Operating Officer

          Randall J. Weisenburger       Vice President


          Executive Officers

          Bruce Wasserstein             Chairman of the Board

          Michael J. Biondi             President and Chief Operating Officer

          Randall J. Weisenburger       Vice President

          W. Townsend Ziebold, Jr.      Vice President